Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Thoughtful Media Group Co. Ltd	Vietnam
Thoughtful (Thailand) Co. Ltd	Thailand
AdActive Media CA Inc.	United States
PT Thoughtful Media Group Indonesia	Indonesia
Thoughtful Media (Philippines) Incorporated	Philippines
Thoughtful Media (Singapore) Pte. Ltd.	Singapore
Thoughtful Media (Malaysia) Sdn. Bhd.	Malaysia